File No. 333-233086

As filed with the SEC on November 15, 2019

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No.  1

(Check appropriate box or boxes)

MONEY MARKET OBLIGATIONS TRUST

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

Peter J. Germain, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Thomas Early, Esquire

Goodwin Procter LLP

601 S. Figueroa St.

41st Floor

Los Angeles, CA 90017

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

Service Shares, Select Shares and Capital Shares, without par value of Federated Government Obligations Fund;

Service Shares and Institutional Shares, without par value of Federated U.S. Treasury Cash Reserves,

Institutional Shares, Capital Shares and Service Shares without par value of Federated Treasury Obligations Fund,

Each a portfolio of the Registrant

It is proposed that this filing will become effective

Immediately upon filing pursuant to Rule 485 (b).

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 333-233086 is to file Exhibit 12, Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization, as discussed in the Registrant’s Form N-14 filing on August 7, 2019.

This Post-Effective Amendment No. 1 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A --- The definitive Prospectus/Proxy Statement of the Registrant as filed on September 17, 2019 pursuant to Rule 497 is incorporated herein by reference.

Part B --- The definitive Statement of Additional Information of the Registrant as filed on September 17, 2019 pursuant to Rule 497 is incorporated herein by reference.

Part C --- Other Information

Signature Page

Exhibits

Exhibit 12 – Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization.

PART C. OTHER INFORMATION.

Item 15. Indemnification

Indemnification is provided to Officers and Trustees of the Registrant pursuant to the Registrant's Declaration of Trust, as amended. This includes indemnification against: (a) any liabilities or expenses incurred in connection with the defense or disposition of any action, suit or proceeding in which an Officer or Trustee may be or may have been involved; and (b) any liabilities and expenses incurred by an Officer or Trustee as a result of having provided personally identifiable information to a regulator or counterparty by or with whom the Registrant (or its series, as applicable) is regulated or engages in business to satisfy a legal or procedural requirement of such regulator or counterparty.

The Investment Advisory Contracts as applicable, (collectively, “Advisory Contracts”) between the Registrant and the investment advisers, as applicable, (collectively, “Advisers”) of its series, provide that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Advisory Contracts on the part of the Advisers, Advisers shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security.

The Registrant’s distribution contract contains provisions limiting the liability, and providing for indemnification, of the Officers and Trustees under certain circumstances.

Registrant's Trustees and Officers are covered by an Investment Trust Errors and Omissions Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust, as amended, or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees), Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust, as amended, or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust, as amended, or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Trustee or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16. Exhibits

Exhibit Number	DESCRIPTION

(1)
	1.1	Conformed copy Restatement and Amendment to the Declaration of Trust of the Registrant dated October 3, 1988, including Amendment Nos. 1-18	(35)
	1.2	Conformed copy of Restatement and Amendment No. 19 (11/2002)to the Declaration of Trust of the Registrant	(42)
	1.3	Conformed copy of Restatement and Amendment No. 20 (2/13/2003)to the Declaration of Trust of the Registrant	(43)
	1.4	Conformed copy of Restatement and Amendment No. 21 (5/14/2004)to the Declaration of Trust of the Registrant	(50)
	1.5	Conformed copy of Restatement and Amendment No. 22 (2005)to the Declaration of Trust of the Registrant	(55)
	1.6	Conformed copy of Restatement and Amendment No. 23 (3/1/2005)to the Declaration of Trust of the Registrant	(57)
	1.7	Conformed copy of Restatement and Amendment No. 24 (8/5/2005)to the Declaration of Trust of the Registrant	(58)
	1.8	Conformed copy of Restatement and Amendment Nos. 25 (8/26/2005)and 26 (12/9/2005) to the Declaration of Trust of the Registrant	(59)
	1.9	Conformed copy of Restatement and Amendment Nos. 27 (8/16/2006)and 28 (5/18/2006) to the Declaration of Trust of the Registrant	(62)
	1.10	Conformed copy of Restatement and Amendment Nos. 29 (8/17/2007), 31 (11/15/2007), 32(1/1/2010)and 33 (3/5/2010) to the Declaration of Trust of the Registrant	(76)
	1.11	Conformed copy of Restatement and Amendment No. 34(5/14/2010)to the Declaration of Trust of the Registrant	(78)
	1.12	Conformed copy of Restatement and Amendment No. 35 (12/31/2010)to the Declaration of Trust of the Registrant	(79)
	1.13	Conformed copy of Restatement and Amendment No. 36 (2/25/2011)to the Declaration of Trust of the Registrant	(81)
	1.14	Conformed copy of Restatement and Amendment No. 37 (9/30/2011)to the Declaration of Trust of the Registrant	(83)
	1.15	Conformed copy of Restatement and Amendment No. 38 (6/25/2012)to the Declaration of Trust of the Registrant	(85)
	1.16	Conformed copy of Restatement and Amendment No. 39 (12/21/2012)to the Declaration of Trust of the Registrant	(88)
	1.17	Conformed copy of Restatement and Amendment No. 40 (9/30/2013)to the Declaration of Trust of the Registrant	(92)
	1.18	Conformed copy of Restatement and Amendment No. 41 (3/14/2014)to the Declaration of Trust of the Registrant	(95)
	1.19	Conformed copy of Restatement and Amendment Nos. 42 (6/13/2014), 43 (7/18/2014), 44(1/6/2015)and 45 (5/14/2015) to the Declaration of Trust of the Registrant	(101)
	1.20	Conformed copy of Amended and Restated Declaration of Trust of Registrant dated November 11, 2015	(102)
	1.21	Conformed copy of Amendment No. 1 to the Amended and Restated Declaration of Trust of the Registrant (8/17/2018)	(122)

(2)
	2.1	Conformed copy of By-Laws of the Registrant, including Amendment Nos. 1-4	(35)
	2.2	Conformed copy of Amendment No. 5 to the By-Laws of the Registrant (8/22/2002)	(42)
	2.3	Conformed copy of Amendment No. 6 to the By-Laws of the Registrant (8/25/2003)	(46)
	2.4	Conformed copy of Amendment No. 7 to the By-Laws of the Registrant (9/21/2004)	(52)
	2.5	Conformed copy of Amendment No. 8 to the By-Laws of the Registrant (8/18/2005)	(59)
	2.6	Conformed copy of Amendment No. 9 to the By-Laws of the Registrant (1/1/2006)	(60)
	2.7	Conformed copy of Amendment No. 10 to the By-Laws of the Registrant (8/17/2007)	(65)
	2.8	Conformed copy of Amendment No. 11 to the By-Laws of the Registrant (6/1/2013)	(92)
	2.9	Conformed copy of Amended and Restated By-Laws of the Registrant dated November 11, 2015	(102)

(3)	Not applicable

(4)	The Registrant hereby incorporates the Form of Agreement and Plan of Reorganization are filed herein as Annex A to the Prospectus/Proxy Statement from Item 4 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.

(5)	Copy of Specimen Certificate for Shares of Beneficial Interest of the Registrant. (See Appendix) As of September 1, 1997, Federated Securities Corp. stopped issuing share certificates.

(6)
	6.1	Conformed Copy of Investment Advisory Contract by and between Federated Investment Management Company (FIMCO)and the Registrant dated December 11, 1989, including Exhibits A-PP	(35)
	6.2	Conformed copy of Amendment to the Investment Advisory Contract by and between FIMCO and the Registrant dated June 1, 2001	(38)
	6.3	Conformed copy of Exhibit QQ (3/1/2003) to the Investment Advisory Contract by and between FIMCO and the Registrant	(44)
	6.4	Conformed copy of Exhibits RR-TT to the Investment Advisory Contract by and between FIMCO and the Registrant	(56)
	6.5	Conformed copy of Amendment #1 to Exhibit H (6/1/2005) to the Investment Advisory Contract by and between FIMCO and the Registrant	(58)
	6.6	Conformed copies of Amendments #1 to Exhibits T, U, V, AA, BB, CC, EE, GG, HH, JJ (9/1/2006) to the Investment Advisory Contract by and between FIMCO and the Registrant	(62)
	6.7	Conformed copy of Amendment #1 to Exhibit OO (9/1/2007) to the Investment Advisory Contract by and between FIMCO and the Registrant	(65)
	6.8	Conformed copy of Investment Advisory Contract by and between Passport Research LTD (PRL) and the Registrant dated July 31, 2008, including Exhibit A	(71)
	6.9	Conformed copy of Investment Advisory Contract by and between Federated Administrative Services (FAS) and the Registrant dated March 1, 1995, including Amendment dated June 1, 2001	(82)
	6.10	Conformed copy of Amendment #1 to Exhibit TT (6/1/2015) to the Investment Advisory Contract by and between FIMCO and the Registrant	(101)
	6.11	Conformed copy of Amendment #2 to Exhibit H (6/1/2015) to the Investment Advisory Contract by and between FIMCO and the Registrant	(101)
	6.12	Conformed copy of Amendment #1 to Exhibit M (6/1/2015) to the Investment Advisory Contract by and between FIMCO and the Registrant	(101)
	6.13	Conformed copy of Amendment #1 to Exhibit RR (6/1/2015) to the Investment Advisory Contract by and between FIMCO and the Registrant	(101)
	6.14	Conformed copy of Amendment #1 to Exhibit SS (6/1/2015) to the Investment Advisory Contract by and between FIMCO and the Registrant	(101)
	6.15	Conformed copy of Exhibit UU (4/1/2016) to the Investment Advisory Contract by and between FIMCO and the Registrant	(105)
	6.16	Conformed copy of Limited Power of Attorney (Multi-Fund Advisory Contract), dated June 1, 2017	(117)
	6.17	Conformed copy of Limited Power of Attorney (GOTMF advisory contract), dated June 1, 2017	(117)

(7)
	7.1	The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/ Mutual Funds Service Agreement from Item 24(b)(6) of the Cash Trust Series II Registration Statement on Form N-1A filed with the Commission on July 24, 1995. (File Nos. 33-38550 and 811-6269).
	7.2	Conformed copy of Exhibit 1 to the Distributor’s Contract by and between FSC and the Registrant dated October 24, 1997 (Liberty U.S. Government Money Market Trust – Class B Shares)	(23)
	7.3	Conformed Copy of Distributor’s Contract by and between Federated Securities Corp. (FSC) and the Registrant dated March 1, 1994, including Exhibits A-R	(35)
	7.4	Conformed copy of Amendment (6/1/2001) to the Distributor’s Contract by and between FSC and the Registrant	(38)
	7.5	Conformed copy of Amendment (10/1/2003) to the Distributor’s Contract by and between FSC and the Registrant	(46)
	7.6	Conformed copy of Exhibit S (12/1/2002), Exhibit T (3/1/2003), Exhibit U (12/1/2004), Exhibit V (12/1/2004), Exhibit W (12/1/2004) to the Distributor’s Contract by and between FSC and the Registrant	(54)
	7.7	Conformed copy of Exhibits X and Y (3/1/2005) to the Distributor’s Contract by and between FSC and the Registrant	(57)
	7.8	Conformed copy of Exhibit U (12/1/2004) to the Distributor’s Contract by and between FSC and the Registrant	(58)
	7.9	Conformed copy of Exhibit Z (9/1/2006) to the Distributor’s Contract by and between FSC and the Registrant	(62)
	7.10	Conformed copy of Exhibit AA (9/1/2007)and Exhibit K (11/1/1999) to the Distributor’s Contract by and between FSC and the Registrant	(63)
	7.11	Conformed copy of Schedule A (6/30/2010) to the Distributor’s Contract to the Distributor’s Contract by and between FSC and the Registrant	(78)
	7.12	Conformed copy of Exhibit BB (6/1/2012) to the Distributor’s Contract by and between FSC and the Registrant	(92)
	7.13	Conformed copy of Exhibit CC (3/1/2014), Exhibit DD (3/1/2014), Exhibit EE (6/13/2014)and Exhibit FF(6/13/2014) to the Distributor’s Contract by and between FSC and the Registrant	(97)
	7.14	Exhibit GG to the Distributor’s Contract by and between FSC and the Registrant	(98)
	7.15	Conformed copy of Exhibits HH through YY, all dated June 1, 2015, to the Distributor’s Contract by and between FSC and the Registrant	(101)
	7.16	Copy of Schedule A (6/1/2015) to the Distributor’s Contract by and between FSC and the Registrant	(101)
	7.17	Conformed copy of Exhibits ZZ and AAA, both dated December 1, 2015, to the Distributor’s Contract by and between FSC and the Registrant	(103)
	7.18	Conformed copy of Exhibit BBB (4/1/2016) to the Distributor’s Contract by and between FSC and the Registrant	(105)
	7.19	Form of Exhibit CCC and DDD, both dated August 1, 2016, to the Distributor’s Contract by and between FSC and the Registrant	(109)
	7.20	Form of Exhibit EEE (6/1/2017) to the Distributor’s Contract by and between FSC and the Registrant	(113)
	7.21	Form of Exhibit FFF (9/1/2017) to the Distributor’s Contract by and between FSC and the Registrant	(117)
	7.22	Conformed copy of Exhibit GGG (9/1/2017) to the Distributor’s Contract by and between FSC and the Registrant	(117)
	7.23	Conformed copy of Exhibit HHH (11/1/2017) to the Distributor’s Contract by and between FSC and the Registrant	(119)
	7.24	Conformed copy of Schedule A (12/1/2017) to the Distributor’s Contract by and between FSC and the Registrant	(120)

(8)	Not applicable

(9)
	9.1	Conformed copy of Custodian Contract by and between Federated Investment Companies (FIC), State Street Bank and Trust Company (SSB) and Federated Services Company (FSC) dated December 1, 1993 (the “SSB Custodian Contract”)	(8)
	9.2	Conformed copy of State Street Domestic Custody Fee Schedule dated January 1, 1997	(17)
	9.3	Conformed copy of the Amendment to the SSB Custodian Contract dated May 15, 2001	(62)
	9.4	Conformed copy of the Custody Agreement by and between the Registrant and The Bank of New York dated June 7, 2005 (the “BNY Custody Agreement”)	(63)
	9.5	Conformed copy of the Amendment to BNY Custody Agreement dated November 8, 2007, including Schedule II	(65)
	9.6	Conformed copy of Second Amendment to BNY Custody Agreement dated September 5, 2008	(69)
	9.7	Conformed copy of the Fourth Amendment to the BNY Custody Agreement dated October 23, 2009	(75)
	9.8	Conformed copy of the Amendment to the SSB Custodian Contract dated July 3, 2007	(76)
	9.9	Conformed copy of the Amendment to the SSB Custodian Contract dated February 3, 2006	(76)
	9.10	Conformed copy of Exhibit 1 to the SSB Custodian Contract dated September 1, 2010	(78)
	9.11	Conformed copy of the Third Amendment to the BNY Custody Agreement dated September 8, 2009	(82)
	9.12	Conformed copy of the Fifth Amendment to the BNY Custody Agreement dated November 13, 2009	(82)
	9.13	Conformed copy of the Sixth Amendment to the BNY Custody Agreement dated January 13, 2010	(82)
	9.14	Conformed copy of the Seventh Amendment to the BNY Custody Agreement dated September 1, 2010	(82)
	9.15	Conformed copy of the Eighth Amendment to the BNY Custody Agreement dated March 1, 2011	(82)
	9.16	Conformed copy of the Ninth Amendment to the BNY Custody Agreement dated March 25, 2011	(82)
	9.17	Conformed copy of the Tenth Amendment to the BNY Custody Agreement dated March 25, 2011	(82)
	9.18	Conformed copy of Fifth Amendment to the SSB Custodian Contract dated March 25, 2011	(92)
	9.19	Conformed copy of the Eleventh Amendment to the BNY Custody Agreement dated August 1, 2012	(92)
	9.20	Conformed copy of the Twelfth Amendment to the BNY Custody Agreement dated December 31, 2012	(101)
	9.21	Conformed copy of the Thirteenth Amendment to the BNY Custody Agreement dated September 24, 2013	(101)
	9.22	Conformed copy of the Fourteenth Amendment to the BNY Custody Agreement dated April 28, 2014	(101)
	9.23	Conformed copy of the Fifteenth Amendment to the BNY Custody Agreement dated December 1, 2014	(101)
	9.24	Conformed copy of the Sixteenth Amendment to the BNY Custody Agreement dated May 14, 2015	(101)
	9.25	Conformed copy of the Seventeenth Amendment to the BNY Custody Agreement dated June 26, 2015	(101)
	9.26	Conformed Copy of Exhibit 1 to the SSB Custodian Contract dated December 1, 2015	(102)
	9.27	Conformed Copy of Exhibit 1 to the SSB Custodian Contract dated April 1, 2016	(106)
	9.28	Conformed Copy of Exhibit 1 to the SSB Custodian Contract dated August 1, 2016	(109)
	9.29	Conformed Copy of Exhibit 1 to the SSB Custodian Contract dated January 1, 2017	(111)
	9.30	Conformed Copy of Exhibit 1 to the SSB Custodian Contract dated March 1, 2017	(112)
	9.31	Conformed copy of the Eighteenth Amendment to the BNY Custody Agreement dated May 1, 2016	(113)
	9.32	Conformed copy of the Nineteenth Amendment to the BNY Custody Agreement dated December 1, 2016	(113)
	9.33	Conformed copy of the Amended and Restated Master Custodian Agreement, dated March 1, 2017, between the funds of the Registrant listed on Exhibit A (the “Funds”) and State Street Bank and Trust Company (the “Amended and Restated SSB Agreement”)	(113)
	9.34	Conformed copy of the Twentieth Amendment to the BNY Custody Agreement dated August 1, 2017	(117)
	9.35	Conformed copy of Appendix A to the Amended and Restated SSB Agreement dated August 1, 2017	(117)
	9.36	Conformed copy of Appendix A to the Amended and Restated SSB Agreement dated November 1, 2017	(119)
	9.37	Conformed copy of the Twenty-First Amendment to the BNY Custody Agreement dated October 1, 2017	(120)
	9.38	Conformed copy of the Twenty-Second Amendment to the BNY Custody Agreement dated December 1, 2017	(120)
	9.39	Conformed copy of Appendix A to the Amended and Restated SSB Agreement dated December 10, 2017	(120)
	9.40	Conformed copy of the Twenty-Third Amendment to the BNY Custody Agreement dated March 16, 2018	(121)
	9.41	Conformed copy of the Twenty-Fourth Amendment to the BNY Custody Agreement dated April 1, 2018	(121)
	9.42	Conformed copy of the Twenty-Fifth Amendment to the BNY Custody Agreement dated September 1, 2018	(123)
	9.43	Conformed copy of the Twenty-Sixth Amendment to the BNY Custody Agreement dated December 1, 2018	(123)

(10)
	10.1	Conformed copy of Distribution Plan, including Exhibits A-I	(53)
	10.2	Conformed copy of Exhibits J and K of the Distribution Plan	(55)
	10.3	The responses described in Item 23 e(iv) are hereby incorporated by reference.
	10.4	Conformed copy of Exhibit L of the Distribution Plan dated March 1, 2005	(57)
	10.5	Conformed copy of Exhibit K of the Distribution Plan dated December 1, 2004	(58)
	10.6	Conformed copy of Exhibit M of the Distribution Plan dated September 1, 2006	(62)
	10.7	Conformed copy of Schedule A to the Distribution Plan for Class B Shares dated June 30, 2010	(78)
	10.8	Conformed copy of Exhibits HH through YY to the Distribution Plan, all dated June 1, 2015	(101)
	10.9	Conformed copy of Schedule A to the Distribution Plan for Class B Shares dated June 1, 2015	(101)
	10.10	Conformed copy of Exhibit DD to the Distribution Plan dated December 1, 2015	(102)
	10.11	Conformed copy of Schedule A to the Distribution Plan for Class B Shares dated June 1, 2017	(117)
	10.12	Conformed copy of Exhibit EE to the Distribution Plan dated September 1, 2017	(117)
	10.13	Copy of Schedule A to the Distribution Plan dated December 1, 2017	(120)

(11)	The Registrant hereby incorporates the Conformed Copy of Opinion and Consent of Counsel Regarding the Legality of Shares being Issued from Item 11 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.

(12)	Conformed Copy of Opinion regarding Tax Consequences of the Reorganization	+

(13)
	13.1	Conformed copy of Principal Shareholder Services Agreement (Liberty U.S. Government Money Market Trust – Class B Shares)	(23)
	13.2	Conformed copy of Shareholder Services Agreement (Liberty U.S Government Money Market Trust – Class B Shares)	(23)
	13.3	The responses described in Item 23I(iv) are hereby incorporated reference.
	13.4	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Services Agreement, with attached Schedule 1 Revised 6/30/04, from Item 23(h)(vii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 29, 2004. (File Nos. 33-29838 and 811-5843).
	13.5	The Registrant hereby incorporates the conformed copy of the Financial Administration and Accounting Services Agreement, with attached Exhibit A revised 3/1/06, from Item (h)(viii) of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the Commission on April 26, 2006. (File Nos. 33-60411 and 811-07309)
	13.6	The Registrant hereby incorporates by reference the conformed copy of the Agreement for Administrative Services, with Exhibit 1 and Amendments 1 and 2 attached, between Federated Administrative Services and the Registrant from Item 23(h)(iv) of the Federated Total Return Series, Inc. Registration Statement on Form N-1A, filed with the Commission on November 29, 2004. (File Nos. 33-50773 and 811-7155).
	13.7	The Registrant hereby incorporates the conformed copy of the Transfer Agency and Service Agreement between the Federated Funds listed on Schedule A revised 3/1/06 and State Street Bank and Trust Company from Item 23(h)(ix)of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the Commission on April 26, 2006. (File Nos. 33-60411 and 811-07309).
	13.8	The Registrant hereby incorporates by reference the conformed copy of Amendment No. 3 to the Agreement for Administrative Services between Federated Administrative Services Company and the Registrant dated June 1, 2005 form Item 23 (h)(ii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 27, 2005. (File Nos. 33-29838 and (811-5843);
	13.9	The Registrant hereby incorporates the Copy of Schedule 1, revised 9/1/05, to the Second Amended and Restated Services Agreement, from Item h(ix) of the Federated Institutional Trust Registration Statement on Form N-1A, filed with the Commission on September 28, 2005. (File Nos. 33-54445 and 811-7193)
	13.10	The Registrant hereby incorporates the Copy of Exhibit A, revised 9/1/05, to the Financial Administration and Accounting Services Agreement, from Item h(x) of the Federated Institutional Trust Registration Statement on Form N-1A, filed with the Commission on September 28, 2005. (File Nos. 33-54445 and 811-7193).
	13.11	The Registrant hereby incorporates the Copy of Exhibit A, revised 6/1/05, to the Transfer Agency and Services Agreement between the Federated Funds and State Street Bank and Trust Company, from Item h(xi) of the Federated Institutional Trust Registration Statement on Form N-1A, filed with the Commission on September 28, 2005. (File Nos. 33-54445 and 811-7193).
	13.12	Conformed copy of Agreement for Administrative Services between Registrant and Federated Administrative Services;	(62)
	13.13	Conformed copy of Agreement for Administrative Services, with Exhibit 1 and Amendments 1 through 4 attached, between Registrant and Federated Administrative Services	(65)
	13.14	Conformed copy of Financial Administration and Accounting Services Agreement between all listed Federated Funds and State Street Bank and Trust Company	(74)
	13.15	Conformed copy of the Third Amendment to the Fund Accounting Agreement of the Registrant dated October 23, 2009	(75)
	13.16	Conformed copy of the Transfer Agency and Service Agreement between State Street Bank and Trust Company and the Federated funds listed on Schedule A revised as of January 1, 2010.	(76)
	13.17	Copy of Exhibit A to the Financial Administration and Accounting Services Agreement (revised as of 1/1/2010)	(76)
	13.18	Conformed copy of the Second Amended & Restated Services Agreement dated 12/1/2001	(76)
	13.19	Copy of Exhibit 1 to the Agreement for Administrative Services revised as of 4/30/2010	(76)
	13.20	Conformed copy of Schedule A to the Shareholder Services Agreement for Class B Shares	(78)
	13.21	Conformed copy of Schedule A to the Principal Shareholder Services Agreement for Class B Shares	(78)
	13.22	Copy of Exhibit A to the Financial Administration and Accounting Services Agreement revised as of 9/1/2010	(78)
	13.23	Conformed copy of Exhibit 1 to the Agreement for Administrative Services, between Registrant and Federated Administrative Services revised as of 9/1/2010	(78)
	13.24	Conformed copy of Schedule 1 to the Second Amended and Restated Services Agreement revised as of 9/1/2010	(78)
	13.25	Conformed copy of Exhibit 1 to the Agreement for Administrative Services, between Registrant and Federated Administrative Services revised as of 1/1/2011	(79)
	13.26	Conformed copy of Financial Administration and Accounting Services Agreement dated March 1, 2011 between funds listed on Exhibit A and State Street Bank and Trust Company	(82)
	13.27	Conformed copy of Fund Accounting Agreement dated March 1, 2011 between funds listed on Schedule I and The Bank of New York Mellon	(82)
	13.28	Conformed copy of Agreement for Transfer Agency Services dtd. November 1, 1998 between TFIT and Edward Jones	(82)
	13.29	Conformed copy of Amended and Restated Agreement for Administrative Services dated September 1, 2012	(87)
	13.30	Conformed copy of Compliance Support Services Addendum to Fund Accounting Agreement dated as of May 31, 2012	(87)
	13.31	Conformed copy of Amended and Restated Agreement for Administrative Services dated September 1, 2012, including the 1st Amendment to the Amended and Restated Agreement for Administrative Services dated March 1, 2013	(89)
	13.32	Conformed copy of Exhibit 1 to the Agreement for Administrative Services (revised as of 4/30/14)	(95)
	13.33	Copy of Schedule 1 to Second Amended and Restated Services Agreement (revised as of 9/1/14)	(97)
	13.34	Copy of Exhibit 1 to the Agreement for Administrative Services (revised as of 9/19/14)	(97)
	13.35	Copy of Exhibit 1 to the Agreement for Administrative Services (revised as of 12/1/14)	(98)
	13.36	Copy of Exhibit 1 to the Agreement for Administrative Services (revised as of 9/1/15)	(101)
	13.37	Copy of Schedule 1 to Second Amended and Restated Services Agreement (revised as of 9/1/15)	(101)
	13.38	Copy of Schedule A to Principal Shareholder Services Agreement (revised 6/1/15)	(101)
	13.39	Copy of Schedule A to Shareholder Services Agreement (revised 6/1/15)	(101)
	13.40	Conformed copy of Exhibit A to the Financial Administration and Accounting Services Agreement dated October 14, 2015	(102)
	13.41	Copy of Schedule 1 to Second Amended and Restated Services Agreement (revised as of 12/1/15)	(102)
	13.42	Copy of Schedule 1 to Second Amended and Restated Services Agreement (revised as of 4/1/16)	(105)
	13.43	Copy of Exhibit A to the Agreement for Administrative Services (revised as of 4/1/16)	(105)
	13.44	Copy of Exhibit A to the Agreement for Administrative Services (revised as of 8/1/16)	(109)
	13.45	Copy of Exhibit A to the Agreement for Administrative Services (revised as of 12/1/16)	(111)
	13.46	Copy of Exhibit A to the Financial Administration Accounting and Services Agreement, dated December 1, 2016	(111)
	13.47	Copy of Schedule 1 to Second Amended and Restated Services Agreement, revised September 1, 2016	(111)
	13.48	Conformed copy of Services Agreement between FIMCO and FASC, amended March 1, 2016 (with Schedule 1 dated October 1, 2016)	(111)
	13.49	Conformed copy of Transfer Agency and Services Agreement between Registrant and State Street Bank and Trust Company, dated January 31, 2017	(111)
	13.50	Copy of Exhibit A to Schedules A and A(I) of the Financial Administration Accounting and Services Agreement, dated March 1, 2017, and Exhibit 1 Schedule A – Fund Administration Money Market Fund Services and Schedule A(i) Money Market Fund Compliance Testing and Reporting Services	(112)
	13.51	Conformed copy of Amendment to Financial Administration and Accounting Services Agreement dated March 1, 2017	(112)
	13.52	Copy of Exhibit A to the Financial Administration Accounting and Services Agreement(updated as of 3/1/17)	(112)
	13.53	Conformed copy of Second Amended and Restated Agreement for Administrative Services, dated September 1, 2017;	(117)
	13.54	Copy of Schedule 1 to Second Amended and Restated Services Agreement, revised August 1, 2017;	(117)
	13.55	Copy of Exhibit A to the Financial Administration Accounting and Services Agreement (revised September 1, 2017);	(117)
	13.56	Conformed copies of Third through Seventh Amendments to the Fund Accounting Agreement (BNY Mellon) (revised August 1, 2017)	(117)
	13.57	Conformed copy of Services Agreement between FIMCO and FASC, revised August 1, 2017	(117)
	13.58	Conformed copy of Exhibit A to the Transfer Agency and Services Agreement (revised August 1, 2017)	(117)
	13.59	Copy of Schedule A to the Distribution Plan (Class B Shares) – revised June 1, 2017	(117)
	13.60	Copy of Schedule A to the Distributor’s Contract (Class B Shares) – revised June 1, 2017	(117)
	13.61	Copy of Schedule A to the Shareholder Services Agreement (Class B Shares) – revised June 1, 2017	(117)
	13.62	Copy of Exhibit A to the Financial Administration Accounting and Services Agreement (revised November 1, 2017)	(119)
	13.63	Conformed copies of Eighth and Ninth Amendments to the Fund Accounting Agreement (BNY Mellon) revised October 1, 2017 and November 1, 2017, respectively	(119)
	13.64	Conformed copy of Exhibit A to the Transfer Agency and Services Agreement (revised September 1, 2017)	(119)
	13.65	Conformed copy of Exhibit A to the Transfer Agency and Services Agreement (revised December 1, 2017)	(120)
	13.66	Conformed copy of Tenth Amendment to the Fund Accounting Agreement (BNY Mellon) revised December 1, 2017	(120)
	13.67	Copy of Exhibit A to the Financial Administration Accounting and Services Agreement (revised December 15, 2017)	(120)
	13.68	Copy of Schedule A to the Shareholder Services Agreement (Class B Shares) – revised September 1, 2017	(120)
	13.69	Exhibit A to Second Amended and Restated Agreement for Administrative Services, dated December 15, 2017	(120)
	13.70	Copy of Schedule 1 to Second Amended and Restated Services Agreement, revised December 15, 2017	(120)
	13.71	Conformed copy of Exhibit A to the Transfer Agency and Services Agreement (revised March 1, 2018 and June 1, 2018)	(121)
	13.72	Exhibit A to Second Amended and Restated Agreement for Administrative Services, dated June 1, 2018	(121)
	13.73	Conformed copy of Investment Company Reporting Modernization Services Amendment To Fund Accounting Agreement dated March 2, 2018	(121)
	13.74	Exhibit A to Second Amended and Restated Agreement for Administrative Services, dated June 1, 2018	(122)
	13.75	Conformed copy of Exhibit A to the Transfer Agency and Services Agreement (revised December 1, 2018)	(123)
	13.76	Copy of Schedule 1 to Second Amended and Restated Services Agreement, revised December 1, 2018	(123)
	13.77	Conformed copy of Eleventh and Twelfth Amendments to the Fund Accounting Agreement (BNY Mellon) revised September 1, 2018 and December 1, 2018, respectively	(123)
	13.78	Copy of Exhibit A to the Financial Administration Accounting and Services Agreement (revised December 15, 2017)	(123)
	13.79	Conformed copy of Amendment to Financial Administration and Accounting Services Agreement dated March 1, 2018	(123)
	13.80	Conformed copy of Schedule 1 to the Services Agreement between FIMCO and FASC dated October 1, 2016 and revised October 1, 2018	(123)
	13.81	Conformed copy of Thirteenth Amendment to Fund Accounting Agreement by and between BNY and the Registrant dated March 1, 2019	(125)
	13.82	Conformed copy of Fourteenth Amendment to Fund Accounting Agreement by and between BNY and the Registrant dated April 1, 2019	(125)
	13.83	Conformed copy of Fifteenth Amendment to Fund Accounting Agreement by and between BNY and the Registrant dated June 1, 2019	(125)

(14)
	14.1	The Registrant hereby incorporates the Conformed copy of Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm from Item 14.1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.
	14.2	The Registrant hereby incorporates the Conformed copy of Consent of KMPG LLP, Independent Registered Public Accounting Firm ; from Item 14.2 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.
	14.3	The Registrant hereby incorporates the Conformed copy of Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm from Item 14.3 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.

(15)	Not Applicable

(16)
	16.1	The Registrant hereby incorporates the Conformed copy of Unanimous Consent of Trustees of Federated Government Obligations Fund; from Item 16.1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.
	16.2	The Registrant hereby incorporates the Conformed copy of Power of Attorney of the Registrant-Federated Government Obligations Fund from Item 16.2 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.
	16.3	The Registrant hereby incorporates the Conformed copy of Unanimous Consent of Trustees of Federated U.S. Treasury Cash Reserves Fund from Item 16.3 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.
	16.4	The Registrant hereby incorporates the Conformed copy of Power of Attorney of the Registrant-Federated U.S. Treasury Cash Reserves Fund from Item 16.4 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.
	16.5	The Registrant hereby incorporates the Conformed copy of Unanimous Consent of Trustees of Federated Treasury Obligations Fund from Item 16.5 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.
	16.6	The Registrant hereby incorporates the Conformed copy of Power of Attorney of the Registrant-Federated Treasury Obligations Fund from Item 16.6 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.

(17)
	17.1	The Registrant hereby incorporates Form of Ballot Federated Government Obligations Fund from Item 17.1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.
	17.2	The Registrant hereby incorporates Form of Ballot Federated U.S. Treasury Cash Reserves from Item 17.2 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.
	17.3	The Registrant hereby incorporates Form of Ballot Federated Treasury Obligations Fund from Item 17.3 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019.

+	Exhibit is being filed electronically with registration statement; indicate by footnote

ALL RESPONSES ARE INCORPORATED BY REFERENCE TO A POST-EFFECTIVE AMENDMENT (PEA) OF THE REGISTRANT FILED ON FORM N-1A (FILE NOS. 33-31602 and 811-5950)
8	PEA No. 8 filed June 1, 1994
17	PEA No. 24 filed September 28, 1998
23	PEA No. 36 filed October 29, 1999
35	PEA No. 51 filed May 29, 2001
38	PEA No. 54 filed September 28, 2001
43	PEA No. 62 filed on May 30, 2003
44	PEA No. 63 filed on June 30, 2003
46	PEA No. 65 filed on December 30, 2003
50	PEA No. 69 filed on June 29, 2004
52	PEA No. 73 filed on December 3, 2004
53	PEA No. 74 filed on December 30, 2004
55	PEA No. 79 filed on May 2, 2005
56	PEA No. 80 filed on May 27, 2005
57	PEA No. 81 filed on June 28, 2005
58	PEA No. 82 filed on September 30, 2005
59	PEA No. 83 filed on February 27, 2006
60	PEA No. 84 filed on May 26, 2006
62	PEA No. 87 filed on February 27, 2007
63	PEA No. 91 filed on September 28, 2007
65	PEA No. 96 filed on December 17, 2007
69	PEA No. 102 filed on September 29, 2008
71	PEA No. 104 filed on May 29, 2009
74	PEA No. 107 filed on December 23, 2009
75	PEA No. 109 filed on February 26, 2010
76	PEA No. 110 filed on May 24, 2010
78	PEA No. 112 filed on September 28, 2010
79	PEA No. 114 filed on February 28, 2011
81	PEA No. 119 filed on June 28, 2011
82	PEA No. 120 filed on September 27, 2011
83	PEA No. 124 filed on February 27, 2012
85	PEA No. 128 filed on June 25, 2012
87	PEA No. 132 filed on September 27, 2012
88	PEA No. 134 filed on February 27, 2013
89	PEA No. 136 filed on May 24, 2013
92	PEA No. 143 filed on February 26, 2014
95	PEA No. 149 filed on May 23, 2014
97	PEA No. 154 filed on September 26, 2014
98	PEA No. 157 filed on January 6, 2015
101	PEA No. 173 filed on September 28, 2015
102	PEA No. 174 filed on December 24, 2015
103	PEA No. 179 filed on February 24, 2016
105	PEA No. 183 filed on April 12, 2016
106	PEA No. 185 filed on May 25, 2016
109	PEA No. 193 filed on September 27, 2016
111	PEA No. 197 filed on February 27, 2017
112	PEA No. 199 filed on May 1, 2017
113	PEA No. 201 filed on June 27, 2017
117	PEA No. 210 filed on September 27, 2017
119	PEA No. 214 filed on November 27, 2017
120	PEA No. 216 filed on February 26, 2018
121	PEA No. 218 filed on June 28, 2018
122	PEA No. 220 filed on September 26, 2018
123	PEA No. 222 filed on February 26, 2019
125	PEA No. 226 filed on July 25, 2019

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item (16)(12) of Form N-14 prior to the closing date of the reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Money Market Obligations Trust, has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 15th day of November, 2019.

Money Market Obligations Trust
BY: /s/ George F. Magera George F. Magera, Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, this Amendment to its Registration Statement has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY: /s/ George F. Magera George F. Magera Assistant Secretary	Attorney In Fact For the Persons Listed Below	November 15, 2019
J. Christopher Donahue *	President and Trustee (Principal Executive Officer)
Thomas R. Donahue*	Trustee
Lori A. Hensler*	Treasurer (Principal Financial Officer/Principal Accounting Officer)
John T. Collins*	Trustee
G. Thomas Hough*	Trustee
Maureen Lally-Green*	Trustee
Charles F. Mansfield, Jr.*	Trustee
Thomas O’Neill*	Trustee
P. Jerome Richey*	Trustee
John S. Walsh*	Trustee
*By Power of Attorney

Appendix

Copy of Specimen Certificate for Shares of Beneficial Interest of:

(i)	Alabama Municipal Cash Trust; (Response is incorporated by reference to Post-Effective Amendment No. 21 on Form N-1A filed on December 29, 1993. File Nos. 33-31259 and 811-5911).
(ii)	Arizona Municipal Cash Trust; (Response is incorporated by reference to Post-Effective Amendment No. 46 on Form N-1A filed on March 16, 1998. File Nos. 33-31259 and 811-5911).
(iii)	Automated Cash Management Trust - Institutional Service Shares and Cash II Shares; (Response is incorporated by reference to Post-Effective Amendment No. 8 on Form N-1A filed June 1, 1994. File Nos. 33-31602 and 811-5950).
(iv)	Automated Government Money Trust; (Response is incorporated by reference to Initial Registration Statement on Form N-1 filed on May 28, 1982. File Nos. 2-77822 and 811-3475).
(v)	California Municipal Cash Trust - Institutional Shares and Institutional Service Shares; (Response is incorporated by reference to Post-Effective Amendment No. 45 on Form N-1A filed on December 19, 1997. File Nos. 33-31259 and 811-5911).
(vi)	Connecticut Municipal Cash Trust; (Response is incorporated by reference to Pre-Effective Amendment No. 1 on Form N-1A filed on October 31, 1989. File Nos. 33-31259 and 811-5911).
(vii)	Federated Master Trust; (Response is incorporated by reference to Post-Effective Amendment No. 39 on Form N-1A filed January 23, 1996. File Nos. 2-60111 and 811-2784).
(viii)	Federated Short-Term U.S. Government Trust; (Response is incorporated by reference to Post-Effective Amendment No. 1 on Form N-1A filed October 22, 1987. File Nos. 33-12322 and 811-5035).
(ix)	Federated Tax-Free Trust; (Response is incorporated by reference to Initial Registration Statement on Form S-5 filed December 27, 1978. File Nos. 2-63343 and 811-2891).
(x)	Florida Municipal Cash Trust; (Response is incorporated by reference to Post-Effective Amendment No. 30 on Form N-1A filed on September 19, 1994. File Nos. 33-31259 and 811-5911).
(xi)	Georgia Municipal Cash Trust; (Response is incorporated by reference to Post-Effective Amendment No. 36 on Form N-1A filed on May 31, 1995. File Nos. 33-31259 and 811-5911).
(xii)	Liberty U.S. Government Money Market Trust; (Response is incorporated by reference to Post-Effective Amendment No. 35 on Form N-1A filed April 25, 1996. File Nos. 2-65447 and 811-2956).
(xiii)	Liquid Cash Trust; (Response is incorporated by reference to Pre-Effective Amendment No. 3 on Form N-1A filed December 8, 1980. File Nos. 2-67655 and 811-3057).
(xiv)	Maryland Municipal Cash Trust; (Response is incorporated by reference to Post-Effective Amendment No. 22 on Form N-1A filed on March 2, 1994. File Nos. 33-31259 and 811-5911).
(xv)	Massachusetts Municipal Cash Trust - Institutional Service Shares and BayFunds Shares; (Response is incorporated by reference to Post-Effective Amendment No. 21 on Form N-1A filed on December 29, 1993. File Nos. 33-31259 and 811-5911).
(xvi)	Michigan Municipal Cash Trust - Institutional Shares and Institutional Service Shares; (Response is incorporated by reference to Post-Effective Amendment No. 45 on Form N-1A filed on December 19, 1997. File Nos. 33-31259 and 811-5911).
(xvii)	Minnesota Municipal Cash Trust - Institutional Shares and Cash Series Shares; (Response is incorporated by reference to Post-Effective Amendment No. 21 on Form N-1A filed on December 29, 1993. File Nos. 33-31259 and 811-5911).
(xviii)	New Jersey Municipal Cash Trust - Institutional Shares and Institutional Service Shares; (Response is incorporated by reference to Post-Effective Amendment No. 21 on Form N-1A filed on December 29, 1993. File Nos. 33-31259 and 811-5911).
(xix)	North Carolina Municipal Cash Trust; (Response is incorporated by reference to Post-Effective Amendment No. 21 on Form N-1A filed on December 29, 1993. File Nos. 33-31259 and 811-5911).
(xx)	Ohio Municipal Cash Trust - Institutional Shares and Institutional Service Shares; (Response is incorporated by reference to Post-Effective Amendment No. 45 on Form N-1A filed on December 19, 1997. File Nos. 33-31259 and 811-5911).
(xxi)	Ohio Municipal Cash Trust - Cash II Shares; (Response is incorporated by reference to Post-Effective Amendment No. 21 on Form N-1A filed on December 29, 1993. File Nos. 33-31259 and 811-5911).
(xxii)	Pennsylvania Municipal Cash Trust - Institutional Shares; (Response is incorporated by reference to Post-Effective Amendment No. 35 on Form N-1A filed on May 19, 1995. File Nos. 33-31259 and 811-5911).
(xxiii)	Pennsylvania Municipal Cash Trust - Institutional Service Shares and Cash Series Shares; (Response is incorporated by reference to Post-Effective Amendment No. 21 on Form N-1A filed on December 29, 1993. File Nos. 33-31259 and 811-5911).
(xxiv)	Tennessee Municipal Cash Trust - Institutional Shares and Institutional Service Shares; (Response is incorporated by reference to Post-Effective Amendment No. 42 on Form N-1A filed on February 29, 1996. File Nos. 33-31259 and 811-5911).
(xxv)	Treasury Obligations Fund - Institutional Capital Shares; (Response is incorporated by reference to Post-Effective Amendment No. 22 on Form N-1A filed September 23, 1997. File Nos. 33-31602 and 811-5950).
(xxvi)	Trust for Government Cash Reserves; (Response is incorporated by reference to Pre-Effective Amendment No. 1 on Form N-1A filed March 23, 1989. File Nos. 33-27178 and 811-5772).
(xxvii)	Trust for Short-Term U.S. Government Securities; (Response is incorporated by reference to Post-Effective Amendment No. 53 on Form N-1A filed January 23, 1995. File Nos. 2-54929 and 811-2602).
(xxviii)	Trust for U.S. Treasury Obligations; (Response is incorporated by reference to Post-Effective Amendment No. 27 on Form N-1A filed November 27, 1994. File Nos. 2-49591 and 811-2430).
(xxix)	Virginia Municipal Cash Trust - Institutional Shares and Institutional Service Shares; (Response is incorporated by reference to Post-Effective Amendment No. 21 on Form N-1A filed on December 29, 1993. File Nos. 33-31259 and 811-5911).
(xxx)	Liberty U.S. Government Money Market Trust and Liquid Cash; (Response is incorporated by reference to Post-Effective Amendment No 41 on Form N-1A filed on May 25, 2000. File Nos. 33-31602 and 811-5950).
(xxxi)	Liberty U.S. Government Money Market Trust (Response is incorporated by reference to Post-Effective Amendment No. 41 on Form N-1A filed on May 25, 2000. File Nos. 33-31602 and 811-5950).
(xxxii)	Liquid Cash Trust (Response is incorporated by reference to Post-Effective Amendment No. 41 on Form N-1A filed on May 25, 2000. File Nos. 33-31602 and 811-5950).